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UNITED STATES	OMB Number: 3235-0621 Expires: November 30,2023 Estimated average burden hours per response 30.00

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-98397

LINGO MEDIA CORPORATION (FORMERLY LINGO MEDIA INC.)

(Exact name of Registrant as specified in its charter)

151 Bloor Street West, Suite 609, Toronto, Ontario, Canada M5S 1S4

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Without Par Value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History.

Lingo Media Corporation (“Lingo”) first became subject to the duty to file reports with the Commission upon the effectiveness of its Registration Statement on Form F-1 (“F-1”) on or about March 28, 2003. Lingo has filed with the Commission all reports required under Exchange Act Section 13(a) or 15 (d) in the 12 months preceding the filing of this Form, including at least one (1) annual report under Section 13(a).

Item 2. Recent United States Market Activity.

Since the distribution first covered by the F-1, Lingo has not sold securities in the US pursuant to a registered offering.

Item 3. Foreign Listing and Primary Trading Market.

The primary trading market for Lingo’s common shares is the Toronto Stock Exchange – Venture tier (TSX-V”), located in Toronto, Ontario, Canada. The symbol for its common shares on the TSX-V is “LM”. Such common shares are also traded on the Frankfurt Stock Exchange (“FSE”) under the symbol “LIMA”. Lingo’s initial listing date on the TSX-V was October 16, 2007 and on the FSE was March 31, 2016. During the past 12 months, 18% of the trading in Lingo common shares was effectuated on the TSX-V and 0.1% on the FSE. Lingo’s common shares had previously also been listed on the OTC Markets QB Tier, however, such trading in the US was halted on or about August 9, 2017.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Globally, Lingo has 30 shareholders of record, and approximately 370 shareholders holding in street name in Canada.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Lingo issued a press release announcing the filing of the Form 15 on November 5, 2021. It subsequently reported that press release filing under cover of a Form 6-K filed with the Commission on November 9, 2021.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

Current information on Lingo as required by Rule 12g3-2(b) will continue to be available at www.sedar.com and on Lingo’s corporate website, www.lingomedia.com/investors/filings/ All such disclosure is in English.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer (Lingo) hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lingo Media Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Lingo Media Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 15F and that it has duly caused this form to be signed on its behalf.

LINGO MEDIA CORPORATION

By: /s/Gali Bar-Ziv

Gali Bar-Ziv President and Chief Executive Officer

By: /s/Khurram Qureshi

Khurram R. Qureshi Chief Financial Officer

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